COHEN & STEERS TOTAL RETURN REALTY FUND, INC.

c/o Cohen & Steers Capital Management, Inc.

280 Park Avenue

New York, NY 10017

November 28, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:    Division of Investment Management

Re:	Cohen & Steers Total Return Realty Fund, Inc. (File No. 812-13975)
Withdrawal of Request pursuant to Rule 19b-1(e) under the Investment Company Act of 1940, as amended (the “Act”), to Make Additional Capital Gains Distributions

Ladies and Gentlemen:

Cohen & Steers Total Return Realty Fund, Inc. (the “Registrant”) filed a request with the Securities and Exchange Commission (“SEC”) on November 16, 2011 (the “Request”) for relief pursuant to Section 19 of the Act and Rule 19b-1(e) thereunder to permit the Registrant to make additional capital gains distributions in excess of the limits prescribed in Section 19 and Rule 19b-1(e).

Further to the telephone conversation of November 23, 2011 between representatives of the Registrant and members of the staff of the Division of Investment Management of the SEC, the Registrant hereby requests that the Request be withdrawn.

If you have any questions regarding this letter, please do not hesitate to call me at 212-796-9361 or Michael Doherty at Ropes & Gray LLP at 212-497-3612. Your attention to this matter is appreciated.

Sincerely,

/s/ Tina M. Payne
Tina M. Payne
Assistant Secretary